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June 26, 2017	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

By Electronic Mail and EDGAR Transmission

Sonny Oh

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Brighthouse Life Insurance Company

Brighthouse Shield Level Select(sm) Access Annuity

Initial Registration Statement on Form S-3 (File No. 333-218126)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC” or the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us by your letter dated June 16, 2017 with regard to the Form S-3 Registration Statement of BLIC filed with the Commission on May 19, 2017 (File No. 333-218126), which relates to Brighthouse Shield Level Select(sm) Access Annuity, an individual single premium deferred index-linked separate account annuity contract (“SLS Access” or the “Contract”), issued by BLIC.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Company’s response. Unless noted otherwise, page references in the responses are to the marked courtesy copy of the prospectus provided to the Staff. In cases where the Company’s response indicates that the Company has proposed revised disclosure to the prospectus, the pages of the prospectus, as so revised, are filed herewith.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the prospectus.

1.         Comment: As outlined in General Instruction I of Form S-3, please explain to the Staff in detail the basis upon which the Company is eligible to file its registration statement on Form S-3.

Response: Prior to May 1, 2017, BLIC was a wholly-owned subsidiary of MetLife, Inc. (“MetLife”), a publicly-traded company. As of May 1, 2017, as previously disclosed and discussed with the Staff, MetLife separated a substantial portion of its U.S. retail segment from its other business segments by undertaking a restructuring, in which MetLife contributed the insurance company

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Sonny Oh

June 26, 2017

subsidiaries through which the U.S. retail segment is principally conducted (including BLIC, among others), to a new, wholly-owned subsidiary, Brighthouse Holdings, LLC, which is a wholly-owned subsidiary of MetLife (“Brighthouse Holdings,” and such restructuring, the “Restructuring”). Brighthouse Holdings will be contributed to Brighthouse Financial, Inc. (“Brighthouse Financial”) and MetLife will make a distribution of at least 80.1% of the common stock of Brighthouse Financial to MetLife shareholders (the “Distribution”), and Brighthouse Financial would then become a separate, publicly traded company. MetLife intends to dispose of any remaining shares of common stock in Brighthouse Financial within five years after the Distribution through a dividend distribution, one or more public offerings of its shares of Brighthouse Financial common stock or an offer to the MetLife shareholders to exchange all or a portion of their MetLife shares for shares of Brighthouse Financial common stock. The complete disposition by MetLife of its interest in Brighthouse Financial is referred to herein as the “Disaffiliation.”

Set forth below is our analysis of the Company to use Form S-3 on May 19, 2017, the date on which BLIC filed its initial registration statement on Form S-3 for the Contract, and on and after the Restructuring and Disaffiliation.

Eligibility of BLIC on May 19, 2017. BLIC was eligible on May 19, 2017 to use Form S-3 because the “Registrant Requirements” of General Instruction I.A of Form S-3 were satisfied as discussed below, and the “Transaction Requirements” set forth in General Instruction l.B.2(i) were satisfied because of its ongoing issuance of registered fixed annuity contracts under the Securities Act of 1933, as amended. BLIC is organized under the laws of Delaware. It is a reporting company pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and was subject to the requirements of Section 15(d) of the Exchange Act and filed all of the material required to be filed pursuant to Section 15(d) for the period of at least twelve months preceding the filing of the registration statement on May 19, 2017. It is our understanding that BLIC has filed in a timely manner all reports required to be filed in accordance with General Instruction l.A.3(b) of Form S-3. It also is our understanding that, as required by General Instruction l.A.4 of Form S-3, neither BLIC nor any of its consolidated or unconsolidated subsidiaries has, since December 31, 2016: (a) failed to pay any dividend or sinking fund installment on preferred stock, or (b) defaulted on any installment on indebtedness for borrowed money or on any rental or long-term lease material to the financial position of BLIC or its consolidated and unconsolidated subsidiaries, taken as a whole. In addition, it is our understanding that BLIC has filed and submitted all electronic filings required by General Instruction l.A.7 of Form S-3.

Eligibility of BLIC on and after the Restructuring and Distribution. On and after the Restructuring and Distribution, BLIC will continue to be eligible to use Form S-3 for the same reasons as discussed immediately above. The Restructuring has not, and the Distribution will not affect its Registrant or Transaction status in that regard.

2.	Summary (page 9)

Comment: In the sixth paragraph, please add a cross-reference to “Fee-Based Expenses” on page 36 and “DOL Investment Advice Fiduciary Rule” on page 47.

Response: The disclosure in the SLS Access prospectus has been revised in response to the Staff’s comment.

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Sonny Oh

June 26, 2017

3.	Effect of Withdrawals or Annuitization (page 12)

a.         Comment: Please note that the caption has not been revised as indicated earlier to the Staff, i.e., to include death.

            Response: The caption noted by the Staff has been revised to reference death, as well as each of the other events that could subject the Owner to the “risk” of receiving an amount based on Interim Value.

b.         Comment: Even if revised per comment a. above, please reconcile the disclosure regarding how certain events trigger the need to calculate an Interim Value with the triggering events identified in the second sentence of the second paragraph under “Performance Rate for Determination of Interim Value” on page 23 (e.g., the latter also refers to withdrawals, surrenders, cancellation and death).

            Response: As noted in response to comment 3.a. above, the caption noted by the Staff has been revised to reference each of the events that could subject the Owner to the “risk” of receiving an amount based on Interim Value.

c.         Comment: In addition, please confirm the accuracy of the second bullet point and revise the second sentence of the second paragraph under “Performance Rate for Determination of Interim Value” on page 23 as appropriate.

            Response: The Company confirms the accuracy of the second bullet point and notes that clarifying revisions have been made to the prospectus to indicate that the Return of Premium death benefit is a feature of the Contract, pursuant to the terms of the death benefit rider.

4.        Comment: Please confirm whether the first paragraph under “Third Party Agreement” on page 14 should be added to the prior Shield Filings on Form S-3 filed on April 27, 2017 (“Prior Shield Filings”), as well.

Response: The referenced disclosure reflects the particular nature of fee-based accounts, where there may be a sustained level of transfers due to reallocations recommended by the fee-based adviser. The disclosure is intended to clarify that it is the adviser, not the Company, that is responsible for those recommendations. Accordingly, the Company confirms that the referenced disclosure does not need to be added to the prospectuses for the Shield Level Select(sm) 6-Year and 3-Year Annuity contracts that were the subject of the Prior Shield Filings (collectively, the “Other SLS Products”).

5.        Comment: Please highlight the last sentence of the first paragraph following the Shield Rate chart on page 18. See, e.g., the highlighted sentence in the first paragraphs under, respectively, “Cap Rate” and “Step Rate” on the same and next page.

Response: The disclosure has been revised in the SLS Access prospectus in response to the Staff’s comment.

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Sonny Oh

June 26, 2017

6.         Comment: The disclosure under “Registered Representative Initiated Withdrawals” on page 26 represents risks to an Owner. Therefore, please provide corresponding risk disclosure under “Risk Factors” beginning on page 11.

Response: The disclosure has been revised in the SLS Access prospectus in response to the Staff’s comment.

7.	Standard Death Benefit (page 32)

Comment: The Return of Premium death benefit is no longer a feature of the annuity. Therefore, please delete the references to “Return of Premium death benefit” in the second, fourth, and fifth paragraphs and anywhere else the term is used in the prospectus.

Either use or delete the term consistently throughout the prospectus, e.g., Appendix C and exhibit 4(c) in Part II.

Response: Clarifying revisions have been made to the SLS Access prospectus to indicate that the Return of Premium death benefit is a feature of the Contract, pursuant to the terms of the death benefit rider.

8.         Comment: Please incorporate the added disclosure to the first paragraph of “Exchanges/Transfers” on page 38 to the Prior Shield Filings.

Response: The prospectus disclosure at issue will be added by the Company and Brighthouse Life Insurance Company of NY into the prospectuses for each of their respective Other SLS Products. Such disclosure will be reflected in the pre-effective amendment filings for such contracts.

9.         Comment: Please revise/clarify the last sentence under “Suspension of Payments or Transfers” on page 46.

Response: Upon further review, the sentence noted by the Staff in the SLS Access prospectus has been deleted.

10.        Comment: Please delete the third sentence under “State Variations” on page 51 or clarify what maximum fee is being referenced and where it is set forth in the prospectus.

Response: Upon further review, the sentence noted by the Staff in the SLS Access prospectus has been deleted.

11.        Comment: The sections “Independent Registered Public Accounting Firm” and “Information Incorporated by Reference” on pages 51 and 52, respectively, will be subject to further review upon the filing of the pre-effective amendment.

Response: The Company will update the sections “Independent Registered Public Accounting Firm” and “Information Incorporated by Reference” by a pre-effective amendment to its Registration Statement.

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Sonny Oh

June 26, 2017

PART II

12.        Comment: Please provide revised powers of attorney (“POAs”) that are specific to the filing. The Staff understands that the POAs filed could not identify SLS Access by name, but there should be some indication in the POAs that the Board members were aware of this specific filing.

Response: The Company will file revised POAs which specifically identify the Contract by actual name, with a pre-effective amendment to its Registration Statement.

13.	Financial Statements, Exhibits, and Certain Other Information

Comment: Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Company will include all exhibits, or forms of exhibits, and other disclosure that are required to be included in the Registration Statements in a pre-effective amendment to the Registration Statements.

*          *          *

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.312.3331 or Nathaniel Segal at 312.609.7747.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner
Shareholder

WTC

Attachment

cc:        Nathaniel Segal

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